FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2006

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press release dated April 28, 2006 announcing Company's 1st quarter 2006 Financial Results.

Exhibit 99.1 Physical Statistics for 1Q 2006

Exhibit 99.2 Statements of Income for 1Q 2006

Exhibit 99.3 Balance Sheets for 1Q 2006

Exhibit 99.4 Cash Flows for 1Q 2006

Item 1.

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FIRST QUARTER 2006 (1Q06)

Highlights:

  EBITDA in 1Q06 reached Ch$69,628 million (US$132.3 million) compared to Ch$73,204 million (US$139.1 million) in 1Q05. EBITDA margin reached 49.5% in 1Q06 compared to 51.5% in 1Q05.

  The Company recorded a net income of Ch$734 million (US$1.4 million) in 1Q06 compared to a net income of Ch$8,507 million (US$16.2 million) in 1Q05.

  Average financial debt decreased 20.4% from US$1,147 million in 1Q05 to US$913 million in 1Q06.

Santiago, Chile April 28, 2006, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) Telefonica Chile today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of March 30, 2006) for the first quarter of 2006. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for March 31, 2006, which was Ch$526.18 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (SVS) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Companys website

CONSOLIDATED RESULTS FOR 1Q06

(Comparisons refer to 1Q05)

REVENUES

Telefónica Chile's revenues decreased by 1.0% in 1Q06 as compared to 1Q05, amounting to Ch$140,804 million (US$267.6 million). This variation is mainly the result of lower revenues from the long distance business and a 7.9% reduction in basic telephony revenues.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) increased 3.1% in 1Q06, to Ch$71,176 million (US$138.9 million), mainly explained by: (i) an increase of 49.5% in interconnections costs and an 8.2% increase in costs for third party services in 1Q06 as compared with 1Q05, related to installations and network maintenance resulting from higher commercial activity, along with the cost of printing directories, which are printed every two years. These costs and expenses were partly offset by a 12.5% decrease in uncollectables following the implementation of policies designed to reduce delinquency and by salary costs that were 8.6% lower. Total personnel decreased 7.8% as compared to 1Q05.

EBITDA

As a result, EBITDA in 1Q06 fell 4.9% to Ch$69,628 million (US$132.3 million), compared to Ch$73,204 million (US$139.3 million) recorded in 1Q05.

EBITDA margin in 1Q06 was 49.5%, compared to the 51.5% recorded in 1Q05.

DEPRECIATION

Total depreciation in 1Q06 decreased slightly by 0.8% to Ch$50,178 million (US$95.4 million), as compared to 1Q05.

OPERATING INCOME

OPERATING INCOME decreased 14.0% to Ch$19,450 million (US$37.0 million) in 1Q06 when compared to Ch$22,608 million (US$43.0 million) in 1Q05.

Operating margin reached 13.8% in 1Q06 vs. 15.9% in 1Q05.

NON-OPERATING RESULTS

NON-OPERATING RESULT registered a non-operating loss of Ch$15,012 million (US$28.5 million) in 1Q06 as compared to a non-operating loss of Ch$9,500 million (US$18.1 million) in 1Q05. The non-operating loss in 1Q06 was basically due to i) other non-operating expenses of Ch$10,125 million (US$19.2 million) in 1Q06, as compared to Ch$1,496 million (US$2.8 million) in 1Q05; this difference is mainly the result of an extraordinary charge of Ch$8,811 million (US$16.7 million) due to indemnities associated with the personnel reduction carried out in 1Q06, (ii) interest expenses of Ch$4,493 million (US$9.4 million), which decreased by 44.9% on account of the 20.4% reduction in the average interest bearing debt in pesos (US$ 913 million), and (iii) a goodwill charge for Ch$761 million (US$1.4 million) associated with the organizational restructuring realized in 1Q06 and (iv) a loss for monetary correction (price level restatement) in the amount Ch$425 million (US$0.8 million), resulting from a negative effect of Ch$652 (US$1.2 million) due to the impact of the negative CPI of 0.3% during 1Q06, which was partially offset by the positive impact of Ch$226 million (US$0.4 million) in exchange differences. This compared to a loss for monetary correction (price level restatement) in the amount Ch$3,120 million (US$5.9 million) in 1Q05, due to the impact of a higher negative CPI of 0.8% during 1Q05.

These non-operating losses were partly offset by (i) financial income that decreased 80.7% as compared with 1Q05, due to larger short-term investments made in 1Q05 than in 1Q06, as in January 2006, funds were used for the US$156 million Yankee bond amortization, (ii) other non-operating revenues, which decreased 17.1% as compared to 1Q05 and (iii) revenues from related companies that increased 5.2% as compared to 1Q05.

INCOME TAXES

INCOME TAXES: In 1Q06, Telefónica Chile recorded a total income tax charge in the amount of Ch$3,769 million (US$7.2 million). The above is compared to the Ch$4,619 million (US$8.8 million) tax charge in 1Q05.

Total income tax in 1Q06 consists of Ch$6,061 million (US$11.5 million) in current income taxes, partly offset by a Ch$2,292 million (US$9.7 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET INCOME

The Company recorded net income of Ch$734 million (US$1.4 million) in 1Q06 vs. net income of Ch$8,507 million (US$16.2 million) in 1Q05. Excluding the extraordinary charge in 1Q06, net income increased 9.8% to Ch$9,344 million (US$17.8 million) in 1Q06.

Net income per ADR in 1Q06 amounted to US$0.006, compared to the net income per ADR of US$0.061 recorded in 1Q05. Furthermore, net income per share in 1Q06 equaled Ch$0.8 as compared to Ch$8.9 in 1Q05.

CAPEX

Capital expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$35.4 million in 1Q06 compared to US$17.3 million in 1Q05. Capital expenditure were mainly focused on the development of broadband, television and data transmission.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Increased revenues from broadband business and commercial plans compensated for negative trends of traditional voice services

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 77% of total operating revenues in 1Q06, decreased 0.9% to Ch$108,030 million (US$205.3 million) in the period as compared to 1Q05.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 7.9% to Ch$67,569 million (US$128.4 million) in 1Q06 as compared to 1Q05. This decrease is mainly attributable to a 26.2% decrease in the fixed monthly charge and a 20.7% decrease in the variable charge, was partially compensated by an increase in revenue from tariff flexibility plans. The aggregate 7.1% decline in these items is mainly due to: (i) a 14.1% decrease in local traffic for 1Q06 compared to 1Q05 (ii) average lines in service decreased slightly 0.1% compared to 1Q05, and (iii) the average revenue per line fell due to a higher proportion of economic lines and prepaid lines, which grew 15.0% as compared to 1Q05.

Broadband revenues grew 69.2% to Ch$13,784 million (US$26.2 million) in 1Q06, due to the 60.9% growth in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of joint offers of plans of minutes plus broadband and others. Broadband revenues for 1Q06 include sales to wholesalers in the amount of Ch$1,199 million (US$2.3 million) which had previously been presented as revenues under corporate communications. As a reference these revenues in 1Q05 amounted to Ch$1,372 million (US$ 2.6 million).

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers and services to wholesalers, among others. These revenues increased by 19.8% in 1Q06 to Ch$12,183 million (US$23.2 million) as compared to 1Q05. This increase was mainly due to a 40.9% increase in other interconnections revenues due to higher revenues from rental capacity to other telecom operators and due to the reclassification of network service revenues to wholesaler clients since the 2Q05, which were previously presented as revenues under corporate communications. As a reference these revenues in 1Q06 reached Ch$1,344 million (US$2.6 million). This was partly compensated by (i) a decrease of 18.9% and 36.9% in revenues of access charges from DLD and ILD, respectively, mainly due to a 15.5% drop in traffic of LD access charges.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefónica Internet Empresas (TIE) related to internet access, public telephone revenues, interior installations and equipment marketing revenues. These revenues decreased by 5.8% in 1Q06 to Ch$14,494 million (US$27.5 million) as compared to 1Q05. This is mainly due to a decrease in equipment marketing revenues and directory advertising, which were partly compensated by a 16.8% increase in revenues from Telemergencia.

LONG DISTANCE

Increased market share in DLD and ILD to 46.7% and 35.7%, respectively

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10% of consolidated operating revenues in 1Q06, decreased 9.6% as compared to 1Q05, amounting to Ch$14,026 million (US$26.7 million). The decrease in revenues is explained by (i) an 8.9% and 8.5% decrease in DLD and ILD revenues, respectively; and, (ii) a 12.2% decrease in revenues from rental of the long distance network as compared to 1Q05. This is mainly explained by a 6.1% decrease in DLD traffic and a 2.8% decrease in average rate, and the 11.0% increase in ILD traffic that was offset by the 15.9% decrease in ILD average rate.

The Company's advertising campaign to re-position the brand of the long distance carrier, 188 Telefónica as well as the successful commercial activities, resulted in an increase in market share in ILD from 45.9% in 1Q05 to 46.7% in 1Q06 and in DLD from 31.5% in 1Q05 to 35.7% in 1Q06.

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from corporate customer communications represented 13% of consolidated revenues

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 13% of consolidated revenues, decreased 4.8% to Ch$18,054 million (US$34.3 million) in 1Q06 as compared to 1Q05. The decrease in these revenues was mainly due to: (i) a 25.5% decrease in revenues from data services mainly explained by the reclassification of revenues from network services to wholesaler clients in the amount of Ch$1,343 million (US$2.6 million) and to Megavía (broadband for wholesalers), which were reclassified as fixed telecommunications in the amount of Ch$1,199 million (US$2.3 million) in 1Q06, (ii) a 4.0% decrease in equipment marketing revenues and (iii) a 1.5% decrease in complementary services revenues. The above was partly offset by a 27.1% increase in revenues from dedicated links and others, due to higher revenues associated to the e-solution project for the presidential elections in January 2006. In 1Q06, ATM links and Datared decreased by 34.9% and 41.4%, while data links through the IP network (dedicated IP) grew by 14.5%.

OTHER REVENUES

These revenues include those from other Company subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.5% of total operating revenues in 1Q06, decreased 0.6% to Ch$694 million (US$1.3 million) in 1Q06.

BUSINESS UNIT PERFORMANCE FOR 1Q06

	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to net Result (Ch$mn)
Consolidated	69,628	49.5%	734

Individual by Business Unit
Fixed Telecommunications	55,384	46.3%	(4,855)
Long Distance	6,949	35.4%	3,195
Corp. Communications	6,461	30.9%	2,625

COMPANY NEWS

FINAL DIVIDEND PAYMENT ANNOUNCEMENT

At the Shareholders' Meeting held on April 20, 2006, shareholders agreed to distribute a final dividend of Ch$15.31 per share to be charged against the net income of 2005, totaling Ch$14,655 million (approximately US$27.9 million), which represented 58.19% of total 2005 net income. This dividend together with the dividend paid in November 2005, represents 100% of net income, in accordance with the Company's Dividend Policy. The Board will determine the payment date and will announce it in a timely manner. Additionally, the annual report and financial statements for the year 2005, and the designation of external auditors and rating agencies, among other matters of an ordinary shareholders' meeting were approved.

EXTRAORDINARY SHAREHOLDERS' MEETING

In the Extraordinary Shareholders' Meeting held on April 20, 2006, the following were approved:

  A Capital reduction of Ch$40,200,513,570 (approx. US$ 75 million) equivalent to Ch$42 per share to be distributed to shareholders. The Board will determine the payment date.

  To add the commercial name "Telefónica Chile" to the Company's bylaws, as part of the campaign to re-position the brand and improved the Company image.

ORGANIZATIONAL REESTRUCTURING

Compañía de Telecomunicaciones de Chile S.A. is in the process of restructuring its organizational structure, with the goal of reducing costs and simplifying the Company's management. In January 2006, the indirect subsidiaries, Telefónica Internet Empresas S.A. and Tecnonaútica S.A. became subsidiaries of the parent Company. Additionally, on February 28, 2006, Compañía de Telecomunicaciones de Chile S.A. acquired the remainder of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. (CTC Equipos) and dissolved the subsidiary. As a result, assets and liabilities of the subsidiary CTC Equipos were transferred to the parent company, which will be the continuing legal entity.

Additionally, it was approved at the extraordinary shareholders' meeting held on April 19, 2006, of the subsidiary Telefonica Mundo S.A. the merger of Globus S.A. into Telefonica Mundo S.A., and the name change to Telefonica Larga Distancia S.A..

MR. BRUNO PHILIPPI RESIGNS AND MR. EMILIO GILOLMO APPOINTED CHAIRMAN

As of April 27, 2006, Mr. Bruno Philippi resigned as chairman of the Company and the Board named Mr. Emilio Gilolmo as his replacement. Additionally, the Alternate Directors Mr. Juan Carlos Ros and Mr.Guillermo Ansaldo resigned their positions and Mr. Manuel Alvarez-Tronge y Mr. Manoel Amorim were named as their replacements, respectively. At the next ordinary shareholder meeting, the Board members' terms must be renewed.

Mr. Philippi served as Chairman of Telefónica Chile since 2001, oversaw the deep transformation of the Company within an increasingly competitive market, still subject to an adverse regulatory environment.

Mr. Emilio Gilolmo is a Spanish lawyer with vast experience in the banking industry and academic institutions. As a representative of Telefónica S.A., he served as Chairman of Lolafilms between 2002 and 2004 and as Director of Sogecable for three years through March 2006.

1Q06 FINANCING ACTIVITIES

During 1Q06, the Company reduced debt by a total of US$198 million through the amortization of US$156 million in Yankee bonds in January 2006 and the amortization of commercial paper in the amount of US$42 million in March 2006. At the same time, the Company issued new debt for a total amount of US$124 million, explained by the issuance of Commercial Papers for a total amount of US$22 million with a nominal monthly rate of 0.48% and maturities in 260 days. Additionally, in March 2006 the Company issued local bonds in the amount of US$ 102 million with maturity in October 2012 and an average annual rate of 4.18%.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Kevin Kirkeby

TELEFONICA CTC CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9416

Fax: 562-691-2392

E-mail: E-mail:

schelle@ctc.cl, vgaete@ctc.cl kkirkeby@hfgcg.com

mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer